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                                               FILED PURSUANT TO RULE 424 (B)(3)
                                            REGISTRATION STATEMENT NO. 333-20075

                                 OCTAGON, INC.
                  CONVERSION TECHNOLOGIES INTERNATIONAL, INC.
                 SUPPLEMENT NO. 1 TO PROXY STATEMENT/PROSPECTUS
                               DATED MAY 14, 1997

    Reference is made to the Proxy Statement/Prospectus dated May 14, 1997 (the "Proxy Statement/ Prospectus") and the accompanying Notice of Special Meeting of Stockholders of Octagon, Inc. ("Octagon"). The purpose of this Supplement No. 1 (this "Supplement") is to advise the stockholders of Octagon that the Special Meeting of the stockholders of Octagon (the "Special Meeting") will be adjourned until 10:00 a.m. local time on Monday, June 16, 1997, at the offices of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., 153 East 53rd Street, 35th Floor, New York, New York 10022 and to provide the stockholders of Octagon certain additional information set forth herein under the caption "Recent Developments." The record date for the determination of the holders of Octagon Common Stock entitled to receive notice of, and to vote at, the Special Meeting (as adjourned) will continue to be April 18, 1997. In the event that any stockholder of Octagon wishes to revoke a previously delivered proxy with respect to the matters to be considered at the Special Meeting, a new proxy card has been enclosed with this Supplement. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Proxy Statement/Prospectus.

RECENT DEVELOPMENTS

    TERMINATION OF GOVERNMENT CONTRACT. Subsequent to the date of the Proxy Statement/Prospectus, Octagon became aware that the United States Army has issued a Notice of Termination for Default with respect to a contract (the "Prime Contract") under which Octagon serves as the subcontractor.

    Octagon performed range decontamination services at a military installation in California as a subcontractor pursuant to the Prime Contract. These services consisted primarily of the collection and identification of scrap ammunition and explosives used by the military during training exercises conducted at the site. Octagon performed its services under a subcontract with a prime contractor (the "Prime Contractor").

    On March 18, 1997, a fatal explosion occurred on the premises of a civilian salvage firm that received ordinance from the California site, among others. On April 3, 1997, the Department of the Army issued a stop work order to the Prime Contractor in response to the explosion, and subsequently terminated the Prime Contract. Because of the termination of the Prime Contract, Octagon's services at the site were concurrently terminated. The Notice of Termination alleges (i) failure to provide adequate assurance of performance of the Prime Contract and
(ii) failure to properly identify and certify that ordnance that was removed from the site was free of explosive materials as a result of fraud or gross negligence amounting to fraud.

    Following the explosion, an investigation was commenced by the San Bernardino County District Attorney (the "DA"). Although no criminal or other charges have been filed to date, the DA initially speculated that personnel of the Prime Contractor and/or Octagon failed to detect the explosive ordnance. Octagon conducted an investigation of this matter, including reviewing its internal operating procedures, retaining special counsel, interviewing witnesses and communicating with the Department of the Army. Because the salvage firm regularly received ordnance from multiple locations, presently it cannot be determined whether Octagon handled or certified the ordnance that exploded on March 18, 1997. It is for this reason that Octagon cannot presently assess its potential liability for this matter. However, Octagon acknowledges that this incident could give rise to the threatened or actual loss of or decline in new federal contracts or subcontracts; threatened or actual suspension or debarment from government contracting for up to three years; threatened or actual civil claims for tort, contract, administrative and other liabilities for which Octagon may not be insured adequately or at all; threatened or actual criminal claims; and other
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unknown contingencies. In 1996, government contract revenues accounted for approximately 33% of Octagon's revenues. Any such loss, decline, suspension, debarment, liabilities and claims could have a material adverse effect on the business, results of operations and financial condition of Octagon, the Surviving Corporation and Conversion following the Merger.

    Octagon's business of handling, transporting, decontaminating and disposing of hazardous, toxic and nuclear materials is inherently dangerous. In light of the dangers, any loss by Octagon resulting from its own intentional or negligent conduct, or from any action subject to a strict liability standard, has the potential to significantly or totally impair Octagon's operations. In some instances, Octagon may also be exposed to the possibility of criminal sanctions or debarment from government work. It can be expected that, as long as Octagon continues its current line of business, it will periodically and routinely be included in investigations of projects on which it has worked.

    RESIGNATION OF HARVEY GOLDMAN. The Proxy Statement/Prospectus disclosed that it was expected that none of the executive officers of Conversion as of such date would serve as executive officers of Conversion following consummation of the Merger. The Proxy Statement/Prospectus also disclosed that Harvey Goldman, Vice-Chairman, President and Chief Executive Officer of Conversion, was expected to resign as an executive officer and as a director of Conversion following consummation of the Merger, although it was also disclosed that Mr. Goldman was expected to be available on a consulting basis for a period of time at consulting rates less than his current salary of $180,000 per annum. Mr. Goldman has announced that he will resign from all of his positions with Conversion effective as of June 6, 1997 to accept another position. Conversion has entered into a Consulting Agreement with Mr. Goldman pursuant to which Mr. Goldman will be available to assist (in a manner which does not interfere with his ability to perform his duties in the new position) in transition matters for a period of nine months at a fixed rate of $10,000 per month. The Consulting Agreement also contains mutual releases and customary non-disclosure and non-compete covenants and allows 80,000 shares of restricted stock held by Mr. Goldman to continue to vest during the consulting period, which shares shall vest in full on January 1, 1998. Eckardt C. Beck, Conversion's Chairman, will serve as Acting President and Chief Executive Officer until the closing of the Merger.

    Reference is made to the Proxy Statement/Prospectus for a complete description of the Merger and other important information concerning Conversion and Octagon.

    THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF THIS PROXY
STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    The date of this Supplement is June 4, 1997.

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